The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

Telephone (212) 907-6457

Facsimile: (212) 208-4657

July 28, 2017

VIA EDGAR

United States Securities

    and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Attention: Ms. Suzanne Hayes

Re:	Adial Pharmaceuticals, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted June 21, 2017

CIK No. 0001513525________________________________

Dear Ms. Hayes:

On behalf of our client, Adial Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 3, 2017 (the “Comment Letter”), relating to the above-referenced Amendment No. 1 (“Amendment No. 1”) to draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR on a confidential basis this letter and a further revised draft of the Registration Statement (“Revised Registration Statement No. 2”).

Set forth below in bold is the sole comment included in the Comment Letter. For your convenience, the bullet points in our response below corresponds to the bulleted comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following the comment is the Company’s response to the comment, including a reference to the Exhibits added to the Revised Registration Statement No. 2 in response to the Staff’s comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement No. 2.

United States Securities
    and Exchange Commission

July 28, 2017

Exhibits

1.	Please file the following agreements as exhibits to the registration statement or explain why each one is not required to be filed pursuant to Regulation S-K, Item 601:

●	The agreement, referenced on page F-26, governing the consulting services provided to you by your Board Chairman;

●	The April 25, 2016 consulting agreement with your Chief Operating/Chief Financial Officer, referenced on page F-31;

●	The October 27, 2016 consulting agreement, referenced on page F-31; and

●	Your Performance Bonus Plan, referenced on page F-30 and elsewhere in the prospectus.

Response: We respectfully submit the following:

●	The agreement referenced on page F-26, governing the consulting services provided by the Company’s Chairman of the Board is evidenced in Exhibit 10.11—Settlement Agreement and Release of Claims entered into as of January 25, 2016 by and between Bankole Johnson and ADial Pharmaceuticals, LLC, which agreement was previously included with the Registration Statement that was initially submitted on May 12, 2017.

●	The April 25, 2016 consulting agreement with the Company’s Chief Operating/Chief Financial Officer was included as Exhibit 10.7 to the Registration Statement initially submitted on May 12, 2017. We inadvertently described this consulting agreement as an employment agreement in the Exhibit Index, which undoubtedly caused confusion. We have revised the description of Exhibit 10.7 in the Exhibit Index so that it now refers to a “Consulting Agreement with Joseph Truluck dated April 25, 2016.”

●	In response to this comment, we added the October 27, 2016 consulting agreement, referenced on page F-31 as Exhibit 10.14 to the Revised Registration Statement No. 2.

●	In response to this comment, we added the Performance Bonus Plan, referenced on page F-30 and elsewhere in the prospectus as Exhibit 4.10 to the Revised Registration Statement No. 2.

In addition to the foregoing, we added a number of other Exhibits and updated our disclosure throughout the prospectus, which the Staff will be able to readily see in a marked version of the Revised Registration Statement No. 2.

* * *

United States Securities
    and Exchange Commission

July 28, 2017

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc:	William Stilley
Chief Executive Officer of Adial Pharmaceuticals, Inc.